SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, September 20, 2017

TO

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

Company Oversight Department

Attn:     Dear Ms. Lúcia da Costa Pereira – Superintendent of Company Oversight (acting)

Cc.: Securities and Exchange Commission of Brazil (CVM)

Attn:     Mr. Fernando Soares Vieira – Company Relations Superintendent

Mr. Francisco José Bastos Santos – Market Relations and Intermediaries Superintendent

Ref.: Official Letter 1540/2017-SAE

Dear Managers,

In reference to Official Letter 1540/2017-SAE (“Letter”), dated September 20, 2017, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as transcribed below:

 “Ref.: Request for clarification of news report

Dear Managers,

The article published in the newspaper Valor Econômico, entitled “Braskem terá apenas ações ordinárias” [Braskem to have only common shares], on September 20, 2017, states, among other things, that:

1.     Braskem will soon announce its decision to convert preferred shares (PN) into common shares (ON);

2.     This is part of a broader restructuring project that includes the a share offering, so that Petrobras can sell its shares during trading on the New York Stock Exchange (NYSE);

3.     The expectation is that shares will be converted at the ratio of one preferred share for each common share.”

In this regard, Braskem clarifies to the market and its shareholders that it is constantly analyzing operations with the potential to create value for the Company and consequently for all of its shareholders, however, at this point, no in-depth study of the alleged ownership restructuring has been conducted.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.